Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Pengrowth Energy Corporation. (“Pengrowth”)

1900, 222 – 3rd Avenue SW

Calgary, AB T2P 0B4

Item 2.	Date of Material Change

August 8, 2019

Item 3.	News Release

A news release reporting the material change was issued on August 8, 2019 through the facilities of a recognized newswire service.

Item 4.	Summary of Material Change

On August 8, 2019, Pengrowth announced that GLJ Petroleum Consultants Ltd. (“GLJ”), qualified reserves evaluator, had prepared an updated reserves report for Pengrowth’s bitumen reserves effective June 30, 2019 using the GLJ July 1, 2019 price forecast which report was prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook (the “Updated Report”).

Findings from the Updated Report indicate that total proved and probable reserves of bitumen increased 25% to 390 million barrels and that the NPV 10 of total proved and probable bitumen reserves increased 6% to $2.6 billion.

Item 5.1.	Full Description of Material Change

Results from the Updated Report are as follows:

Bitumen Reserves Key Highlights

•	Long-term well performance at Lindbergh has led to a:
◦	14% increase in proved developed producing reserves net of 3.3 million bbls produced in the first half of the year;
◦	34% increase in proved reserves ("1P"); and
◦	25% increase in proved and probable reserves ("2P").
•	Net present value ("NPV") before income taxes discounted at 10% of 1P and 2P reserves was $1.7 billion and $2.6 billion, respectively.
•	Lindbergh reserve life index ("RLI") increased as follows:
◦	1P RLI increased 25% to 30 years at June 30, 2019 from 24 years at December 31, 2018;
◦	2P RLI increased 12% to 54 years at June 30, 2019 from 48 years at December 31, 2018.

Pengrowth Mid-Year 2019 Bitumen Reserve Additions (Company Interest)

(000’s BBLs) Reserves Category	Proved Developed Producing	Proved	Proved and Probable
Opening Balance (January 1, 2019)	19,609	159,153	311,395
Technical additions	6,112	40,860	82,175
Infill Drilling	0	16,384
Production	3,279	3,279	3,279
Closing Balance (July 1, 2019)	22,441	213,118	390,291
% Reserve Additions	14%	34%	25%

Pengrowth Bitumen: Net Present Value of Future Net Revenue as at June 30, 2019 Before Income Taxes(1)

(Forecast Prices and Costs)

	Before Income Taxes Discounted at (%/year) - $MM
Reserves Category	0%	5%	10%	15%	20%
Proved Reserves
Proved Developed Producing	549	521	490	461	434
Proved Developed Non-Producing	1	0	0	0	0
Proved Undeveloped	5,335	2,275	1,176	699	456
Total Proved Reserves	5,885	2,796	1,666	1,160	890
Change from Jan 1, 2019	46%	24%	16%	14%	14%
Probable Reserves	4,799	1,865	899	492	287
Total Proved Plus Probable Reserves	10,684	4,661	2,565	1,652	1,177
Change from Jan 1, 2019	31%	12%	6%	5%	5%

(1)	The information included in this table represents the net present values of future net revenue before Income Taxes at the discount rates noted in this table, and based on the commodity pricing set forth below under the heading “GLJ Petroleum Consultants Crude Oil Commodity Price Forecast at July 1, 2019. It should not be assumed that the estimates of future net revenues presented in this table represent the fair market value of the reserves.

GLJ Petroleum Consultants Crude Oil Commodity Price Forecast at July 1, 2019

	NYMEX WTI		WCS Oil
Year	(USD/bbl)	% Change to Jan 1, 2019	(CAD/bbl)	% Change to Jan 1, 2019
2019	57.94	3%	59.05	24%
2020	62.50	(1)%	57.79	(1)%
2021	65.00	(3)%	60.76	(8)%
2022	67.50	(4)%	64.38	(5)%
2023	70.00	(3)%	67.50	(4)%
2024	72.50	(3)%	70.63	(3)%
2025	75.00	(3)%	73.75	(3)%
2026	77.50	(4)%	76.88	(3)%
2027	79.67	(3)%	79.59	(2)%
2028	81.27	(3)%	81.59	(2)%
2029+	+2.0%/yr		+2.0%/yr

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable. This is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

For further information, contact Peter D. Sametz, President and Chief Executive Officer at (403) 233-0224.

Item. 9.	Date of Report

August 8, 2019.

Currency:

All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Advisory Regarding Reserves:

All reserves and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties and using GLJ’s July 1, 2019 forecast prices and costs in respect of the June 30, 2019 reserves update.

Caution Regarding Forward Looking Information:

This material change report contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. In addition, statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the anticipated arrangements for the extension of the Company’s Credit Facility through September 2019 and the terms of any such extension; the ability of the Company to refinance or repay its existing indebtedness, including the term notes maturing in October 2019 and May 2020; the Company's expectations that it will conclude definitive agreements for third party development of a co-generation facility at Lindbergh; expected production in 2019; changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs; the occurrence of unexpected events involved in the operation and development of oil and gas properties; the Company being unable to sell assets and monetize sufficient hedges to avoid covenant breaches and the Company being unable to negotiate covenant relaxation and the potential for breaching a covenant; and the ability of Pengrowth to remain a going concern. Further information regarding these factors may be found under the heading "Risk Factors" in the Company’s annual information form for the year ended December 31, 2018 which can be accessed under the Company’s profile on www.sedar.com.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement